UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 1-11178
(Check One):	☐ Form 10-K	☐ Form 20-F	☒ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K	☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K	☐ Transition Report on Form 10-K
☐ Transition Report on Form N-SAR

For the transition period ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Revlon, Inc.
Full Name of Registrant
N/A
Former Name if Applicable
One New York Plaza
Address of Principal Executive Office (Street and Number)
New York, New York, 10004
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

Revlon Employees’ Savings, Investment and Profit Sharing Plan (the “Plan”) for Revlon, Inc. (the “Registrant”) was unable to timely file its Form 11-K for the period ended December 31, 2021 without unreasonable effort or expense due to the change in the Plan’s auditor in connection with the Registrant’s previously disclosed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.
Victoria Dolan 212-527-4338

(2)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed If the answer is no, identify report(s).

☒ Yes ☐ No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

REVLON, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

	By:	/s/ Victoria Dolan
Chief Financial Officer

Date: June 30, 2022